EXHIBIT 12


       COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

              For the Three Months Ended March 31, 2001

                      (Dollar Amounts in Thousands)



                                                           Potomac
                                                           Edison

      Earnings:
            Net income                                  $  19,195
            Plus:  Fixed charges (see below)                9,649
                Income taxes                                8,273

            Total Earnings                              $  37,117


      Fixed Charges:
            Interest on long-term debt                  $   8,166
            Other interest                                    775
            Estimated interest
              component of rentals                            708

            Total Fixed Charges                         $   9,649


            Ratio of Earnings to Fixed Charges               3.85
